SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2016

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to appointments of Chairman and Chief Executive Officer as well as President and Chief Operating Officer, dated April 25, 2016	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: April 25, 2016	By:	/s/ Yang Jie
		Name:	Yang Jie
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

APPOINTMENTS OF CHAIRMAN AND CHIEF EXECUTIVE OFFICER

AS WELL AS PRESIDENT AND CHIEF OPERATING OFFICER

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that Mr. Yang Jie, an Executive Director of the Company, has been appointed as the Chairman and Chief Executive Officer of the Company with effect from 25 April 2016 until the annual general meeting of the Company for the year 2016 to be held in year 2017. Mr. Yang Jie no longer holds the offices of the President and Chief Operating Officer of the Company with immediate effect. Mr. Yang Xiaowei, an Executive Director of the Company, has been appointed as the President and Chief Operating Officer of the Company with effect from 25 April 2016. Mr. Yang Xiaowei no longer holds the office of the Executive Vice President of the Company with immediate effect.

Mr. Yang Jie, aged 53, is currently the Chairman of China Telecommunications Corporation, the controlling shareholder of the Company. Mr. Yang Jie is a professor-level senior engineer. He graduated from the Beijing University of Posts and Telecommunications with a major in radio engineering in 1984 and obtained a doctorate degree in business administration (DBA) from the ESC Rennes School of Business in 2008. Mr. Yang Jie served as Deputy Director General of Shanxi Posts and Telecommunications Administration, General Manager of Shanxi Telecommunications Corporation, Vice President of China Telecom Beijing Research Institute, General Manager of Business Department of the Northern Telecom of China Telecommunications Corporation, Vice President of China Telecommunications Corporation and Executive Vice President of the Company, and the President of China Telecommunications Corporation, etc.. Mr. Yang Jie has extensive experience in management and the telecommunications industry.

Mr. Yang Xiaowei, aged 52, is currently the President of China Telecommunications Corporation. Mr. Yang Xiaowei is a senior engineer. He received a bachelor degree from the Computer Application Department of Chongqing University in 1998 and a master degree in engineering from the Management Engineering Department of Chongqing University in 2001. Mr. Yang Xiaowei served as the Assistant to Director General and Deputy Director General of Chongqing Telecommunications Bureau, Deputy Director General of the Chongqing Telecommunications Administration Bureau and Director General of Chongqing Municipal Communication Administration Bureau, General Manager of the Chongqing branch and the Guangdong branch of the Unicom Group, Vice President of the Unicom Group, Director of the Unicom Group, Executive Director and Vice President of China Unicom Limited, Director and Vice President of China Unicom Corporation Limited and Chairman of Unicom Huasheng Telecommunications Technology Co. Ltd., and Vice President of China Telecommunications Corporation, etc.. Mr. Yang Xiaowei has extensive experience in management and the telecommunications industry.

A-1

Save as disclosed in this announcement, Mr. Yang Jie did not hold any directorship in any other listed companies nor take up any other post in any affiliated companies of the Company in the past three years, nor have any relationship with any other director, supervisor, senior management, substantial shareholder or controlling shareholder of the Company. Furthermore, Mr. Yang Jie does not have any equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. Save as disclosed herein, there is no other information relating to the appointment of Mr. Yang Jie that should be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor any matters which need to be brought to the attention of the shareholders of the Company. The Board will determine Mr. Yang Jie’s remuneration with reference to his duty, responsibility, experience as well as the current market situation.

By Order of the Board
China Telecom Corporation Limited
Chu Ka Yee
Company Secretary

Beijing, China, 25 April 2016

As of the date of this announcement, the Board of the Company consists of Mr. Yang Jie (as the chairman and chief executive officer), Mr. Yang Xiaowei (as the president and chief operating officer), Mr. Zhang Jiping, Mr. Sun Kangmin and Mr. Ke Ruiwen (all as the executive vice presidents); Mr. Zhu Wei (as the non-executive director); and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming (all as the independent non-executive directors).

A-2